301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

August 24, 2011

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on August 24, 2011 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX Mining Corp. ("the Company") has re-filed amended and restated first quarter financial statements for the period ended March 31, 2011 on SEDAR in response to a review by the British Columbia Securities Commission ("the BCSC") relating to the transition to International Financial Reporting Standards ("IFRS").

Item 5:

Full Description of Material Change

SAMEX Mining Corp. ("the Company") has re-filed amended and restated first quarter financial statements for the period ended March 31, 2011 on SEDAR in response to a review by the British Columbia Securities Commission ("the BCSC") relating to the transition to International Financial Reporting Standards ("IFRS").

The BCSC reviewed the Company's interim financial statements to March 31, 2011 (originally filed on SEDAR on June 29, 2011) which were the Company's first interim financial statements reported under IFRS.  The Company adopted IFRS in its financial statements pursuant to the Accounting Standards Board of Canada’s decision to adopt International Financial Reporting Standards for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011.

Pursuant to the BCSC's review and comments concerning IFRS, the Company amended its financial statements to include a statement of changes in equity for the interim period ended March 31, 2010; a reconciliation of shareholder's equity at March 31, 2010, and a reconciliation of comprehensive loss for the year ended December 31, 2010.  The financial statements were also amended and restated in relation to foreign currency translation and in the note to the financial statements concerning "Transition to IFRS" and "Notes to reconciliations".  The management discussion and analysis  ("MD&A") was also amended in conjunction with the revisions made in the financial statements.

Amended and re-stated financial statements and MD&A reflecting the foregoing changes are available for review at www.SEDAR.com.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 24th day of August, 2011.

“Larry D. McLean”

Director